FreeHand Systems International Inc.

95 1st Street, 2nd Floor
Los Altos, CA 94022
650-941-0742

November 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Esq.
Assistant Director

Re:	FreeHand Systems International, Inc.
Commission File No. 0-17963
Registration Statement on Form 10-SB

Ladies and Gentlemen:

          In connection with our submission of Amendment No. 1 to the above-referenced registration statement, FreeHand Systems International, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Comments by the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FreeHand Systems International, Inc.

By:	/s/ Kim A. Lorz

Kim A. Lorz
Chief Executive Officer